Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258
T 904 680 6600
F 904 880 0350
NASDAQ: WWWW

August 2, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Notice of Disclosure Filed in Quarterly Report on Form 10-Q under Section
219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and
Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Web.com Group, Inc. has made a disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on August 2, 2013. Such disclosure can be found under Part ii, Item 5 - Other Information of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Respectfully submitted,

Web.com Group, Inc.

/s/ Matthew P. McClure
Matthew P. McClure
Chief Legal Officer